Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Exhibit
VeriFone Holdings, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

						Nine months
						ended
	2003	2004	2005	2006	2007	July 30, 2008
Earnings as defined:
Pretax income before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	12,537	10,577	46,608	91,536	(9,436)	(44,485)
Plus: amortization of capitalized interest	—	—	—	—	—	39
Plus: fixed charges, as below	13,922	14,012	17,082	15,377	39,415	24,696
Less: capitalized interest	—	—	—	—	355	—

Total earnings, as defined	26,459	24,589	63,690	106,913	29,624	(19,750)

Fixed charges, as defined:
Interest on long-term and short-term debt	12,456	12,597	15,384	13,617	36,598	21,877
Amortization of debt issuance costs	1,010	945	1,150	1,105	1,756	1,965
Interest factor on rental expense (1)	456	470	548	655	1,061	854

Subtotal	13,922	14,012	17,082	15,377	39,415	24,696

Ratio of Earnings to Fixed Charges (2)	1.901	1.755	3.728	6.953	0.752	(0.800)

(1)	Represents the estimate of the interest within rental expense. This amount includes approximately 7 percent of the rental expense, which the Registrant believes is a reasonable approximation of the interest component of rental expense.

(2)	Earnings for the nine months ended July 30, 2008, were inadequate to cover fixed charges. The coverage deficiency was approximately $44.4 million.